Exhibit 11. Statement re computation of per share earnings.

TORCHMARK CORPORATION

COMPUTATION OF EARNINGS PER SHARE

	Three Months Ended September 30,
	2014	2013
Net Income	$132,412,000	$132,122,000

Basic weighted average shares outstanding	129,969,902	136,903,754
Diluted weighted average shares outstanding	131,877,205	139,010,061
Basic net income per share	$1.02	$0.97

Diluted net income per share	$1.00	$0.95

	Nine Months Ended September 30,
	2014	2013
Net Income	$396,191,000	$385,655,000

Basic weighted average shares outstanding	131,529,818	138,509,957
Diluted weighted average shares outstanding	133,431,340	140,487,536
Basic net income per share	$3.01	$2.78

Diluted net income per share	$2.97	$2.75